FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Manulife Financial Corporation (Manulife)
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Item 2 – Date of Material Change

May 24, 2017

Item 3 – News Release

The attached news release was issued by Manulife on May 25, 2017, through the facilities of Canada News Wire.

Item 4 – Summary of Material Change

Manulife announced that Donald Guloien, President and Chief Executive Officer, has made the decision to retire as of September 30, 2017 and that Roy Gori, who will become Manulife's President on June 5, 2017, will succeed Mr. Guloien as CEO and join Manulife's Board of Directors, effective October 1, 2017.

Item 5 – Full Description of Material Change

Refer to the attached news release.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For further information please contact James D. Gallagher, Executive Vice-President and General Counsel through Sean B. Pasternak at 416-852-2745.

Item 9 – Date of Report

May 25, 2017

TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
May 25, 2017

Manulife CEO Donald Guloien announces his intention to retire as of
Sept. 30; Roy Gori to succeed Guloien as CEO on Oct. 1

Toronto – Manulife today announced that Donald Guloien, President and Chief Executive Officer, has made the decision to retire as of September 30, and that Roy Gori, who will become Manulife's President on June 5, will succeed Mr. Guloien as CEO and join Manulife's Board of Directors, effective October 1.
"Donald has had a respected career at Manulife over the course of 36 years, and will leave a lasting legacy on the Company," said Richard DeWolfe, Chairman of the Board. "Under his strong leadership, Manulife has dramatically grown its earnings, expanded its Asia and Wealth and Asset Management businesses, delivered significant shareholder value and rallied around the purpose of helping its 22 million customers achieve their dreams and aspirations."
Mr. DeWolfe continued: "Donald's eight-year tenure as CEO began in the aftermath of the most serious financial crisis in modern history, and at a moment when Manulife faced a number of difficult internal and external challenges. Today, the Company has a strong, global footprint positioned for growth, with more than $1 trillion in assets under management and administration and $4 billion in core earnings in 2016 alone. On behalf of the Board, I would like to thank Donald for every one of his numerous contributions to our Company."
"Building a strong bench of succession candidates for the future is one of the most significant responsibilities for a CEO, and so I am proud that an individual of Roy's caliber will be taking the leadership of the Company," Mr. Guloien said. "I couldn't be more thankful for the career I've enjoyed at Manulife, and I cherish the great relationships I've built with our Board, employees, customers, investors and other stakeholders around the world. I also look forward to helping Roy transition into the CEO role."
Mr. Gori said: "It's a true honour to be appointed to lead Manulife – a strong, global organization with a tremendous history and quality people. I know our employees are committed fully to delivering an exceptional experience for our customers, and to accelerating our transformation to ensure we build on our momentum, drive strong financial results and create shareholder value."
Mr. DeWolfe added: "Roy is ideally suited to lead Manulife as our Company and our industry both undergo a period of significant change, driven by growing customer expectations, rapid technological advancement and evolving regulatory frameworks. The Board is excited by his passion and energy as the Company opens a new chapter in its history, and we look forward to establishing a strong working relationship with Roy for the benefit of our shareholders."

Manulife also announced that Craig Bromley, Senior Executive Vice President and General Manager of the Company's U.S. Division (John Hancock), has left the Company. Michael Doughty, who currently serves as President and General Manager of John Hancock Insurance, has been appointed General Manager of U.S. Division on an interim basis, subject to all necessary approvals. Mr. Doughty and U.S. Division's senior executive team possess extensive experience leading the business, and Manulife expects it will be business as usual during the transition period, without disruption for customers, employees and other stakeholders.
Leadership transition background
Mr. Gori's appointment is subject to immigration approvals. On March 29, Manulife announced that Mr. Gori had been appointed Manulife's President, effective June 5. Mr. Gori currently serves as Senior Executive Vice President and General Manager of Manulife's Asia Division. As President, he will be responsible for leadership of Manulife's Canadian, U.S. and Investment operations, in addition to Asia. He will also be responsible for developing and executing Manulife's business strategy. Phil Witherington, currently the Chief Financial Officer of Asia Division, will become its interim CEO, effective June 5. Mr. Witherington has held his current role since 2014, and has been highly instrumental in improving the competitive position and sharpening the customer focus of Manulife's business in Asia.
Mr. Gori joined Manulife from Citi in early 2015, where he served as Head of Consumer Banking, North Asia and Australia, and Regional Head of Retail Banking, Asia Pacific, which included responsibility for Citi's insurance and wealth management businesses.
He has worked and lived in Sydney, Singapore, Thailand and Hong Kong. He has an Economics and Finance degree from the University of New South Wales and an MBA from the University of Technology, Sydney. He is married with three children.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of March 31, 2017, we had $1 trillion (US$754 billion) in assets under management and administration, and in the previous 12 months we made almost $26.3 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com